Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

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02/01/2004

04012139

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

82-34648

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 02 Jan 2004 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

dw 1/20

SAM'S

SEAFOOD

From The Sea To The Table

2 January 2004

FOR IMMEDIATE RELEASE

SAM'S SEAFOOD CASHES IN ON FRANCHISE CONCEPT

BRISBANE-based fishmonger, Sam's Seafood Holdings Ltd has given the market a glowing insight into the rising potential of its franchise chain, extolling the triumphant launch of its first two pilot stores in Queensland.

Grahame Denovan, Chairman of the Board at Sam's Seafood elaborated "Our foray into the takeaway food market with our Queensland stores in Upper Mt Gravatt and Noosa has been a resounding success. We have received a generous welcome to the fast food market from consumers with both outlets recording an impressive yet, initially unforeseen profit in the first week of trading".

Regardless of record retail and wholesale trading figures over the peak Christmas period, Sam's Seafood is enthusiastically embracing their burgeoning franchise chain as an ideal source for future revenues. Sam's have been in a winning position since announcing the fish and chip franchise venture, fortunate to have been able to select franchisees from a growing list of enthusiastic, well-qualified candidates who are eager join Sam's retail community.

"The demand has been such that some prospective operators are offering deposits without having finalised their actual store location. Needless to say, we are elated to be in such a strong position" exclaimed Mr Denovan.

The company has indicated that it is on track to reach its target of ten retail takeaway stores within the current Financial Year (to June 2004). Initially, Sam's had planned to predominantly concentrate on the Queensland market, although a landmark store in a prime Sydney CBD location is now in negotiation following news of the pilot stores' performances. Additional interstate stores are likely to be introduced later this year, with the Company now considering capitalising on the appealing retail model in prime sites overseas.

Sam's Seafood's branding presence now proudly extends from Gladstone on the Central Coast in Queensland to the popular tourist destination, of Southport on the Gold Coast. The recent management rights agreement at Sam's Pier

on the Southport Spit will provide substantial national and international trade name exposure for the Queensland-based company.

Earlier this week, Sam's Seafood Capricorn Coast Pty Ltd (a wholly owned subsidiary of the publicly listed parent company) successfully netted Gladstone's gourmet shellfish processor, Enterprise Fisheries Pty Ltd. The finalisation of the $2.3 million combined cash and share deal concluded an extensive three month due diligence process by Sam's Seafood.

Enterprise Fisheries is recognised as a major player in the scallop industry, with well recognised brands in Hong Kong and Singapore, providing an excellent launch pad for the Company's progressive Asian expansion.

"We continue to recognise the market value of our diversified interests in wholesale, retail, export and franchise activities. Our highly diverse range of revenue sources enables us to secure the brand value of Sam's Seafood on a truly global scale. Sam's Seafood has evolved into an international brand which is both recognised and demanded by consumers around the world" said Mr Denovan.

- ENDS -

For more information:

Anna Whybird **0400 611 155**

Grahame Denovan Sam's Seafood Limited **0418 212 474**